UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                            (Amendment No.___1____)*

                        Empire District Electric Company
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title Of Class of Securities)
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                                    29164110
                              -------------------
                                 (CUSIP Number)
Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                  ------------

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   CUSIP NO. 291641108_13G                                 PAGE 2 OF 7 PAGES
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   ----------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Merrill Lynch, Pierce, Fenner & Smith Incorporated

   ----------------------------------------------------------------------------
   ----------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            Joint Filing
            (a)
            (b)
   -------
   ----------------------------------------------------------------------------
     3      SEC USE ONLY
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     4      CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware

   ----------------------------------------------------------------------------
   ----------------------------------------------------------------------------
                          5      SOLE VOTING POWER

                                          0
         NUMBER OF
                        -------------------------------------------------------
                        -------------------------------------------------------
    SHARES BENEFICIALLY   6      SHARED VOTING POWER
       OWNED BY EACH
                                None


                        -------------------------------------------------------
                        -------------------------------------------------------
   REPORTING PERSON WITH  7      SOLE DISPOSITIVE POWER

                                          0

                        -------------------------------------------------------
                        -------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER

                                None
   ----------------------------------------------------------------------------
   ----------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0


   ----------------------------------------------------------------------------
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     10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



   ----------------------------------------------------------------------------
   ----------------------------------------------------------------------------
     11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.0%


   ----------------------------------------------------------------------------
   ----------------------------------------------------------------------------
     12     TYPE OF REPORTING PERSON*

           BD, CO

   ----------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1 (a)     Name of Issuer:

                 Empire District Electric Company



Item 1 (b)     Address of Issuer's  Principal Executive Offices:
               ------------------------------------------------

                  602 Joplin Street
                  PO Box 127
                  Joplin, Missouri 64802


Item 2 (a)    Names of Persons Filing:
              -----------------------
              Merrill Lynch, Pierce, Fenner & Smith Incorporated

Item 2 (b)    Address of Principal Business Office, or, if None, Residence:
              ------------------------------------------------------------

              Merrill Lynch, Pierce, Fenner & Smith Incorporated
              World Financial Center, North Tower
              250 Vesey Street
              New York, New York  10281

Item 2 (c)    Citizenship:

              See Item 4 of Cover Pages

Item 2 (d)    Title of Class of Securities:
              ----------------------------

              Common Stock

Item 2 (e)    CUSIP Number:

              291641108

Item 3

                  Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934.

Item 4    Ownership

a)   Amount Beneficially Owned:


         See Item 9 of Cover Pages. Pursuant to ss. 240.13d-4, MLPF&S (the "Reporting Person") disclaims beneficial ownership of the securities of Empire District Electric Company referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the securities of Empire District Electric Company referred to herein other than in the case of such held by MLPF&S in proprietary accounts.

                  (b)   Percent of Class:

                                    See Item 11 of Cover Pages

                  (c) Number of shares as to which such person has:

                            (i)     sole power to vote or to direct the vote:

                                    See Item 5 of Cover Pages

                           (ii) shared power to vote or to direct the vote:

                                    See Item 6 of Cover Pages

                           (iii) sole power to dispose or to direct the disposition of:

                                    See Item 7 of Cover Pages

                           (iv)  shared  power  to  dispose  or  to  direct  the
                                   disposition of:

                                    See Item 8 of Cover Pages

Item 5                     Ownership of Five Percent or Less of a Class.
                           --------------------------------------------

                           Not Applicable


Item 6    Ownership of More than Five Percent on Behalf of Another Person.
          ---------------------------------------------------------------

                           Not Applicable


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
           --------------------------------------------------------------------

           See Exhibit A

Item 8     Identification and Classification of Members of the Group.
           ---------------------------------------------------------

           Not Applicable

Item 9     Notice of Dissolution of Group.
           -------------------------------

           Not Applicable

Item 10   Certification.

         By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statemetn is true, complete and correct.



          Merrill Lynch, Pierce, Fenner & Smith Incorporated

          Date: January 25, 1999

          Andrea Lowenthal
          ----------------------
          Name: Andrea Lowenthal
          Title: Attorney-in-Fact *






*Executed pursuant to a Power of Attorney dated November 17, 1995, a copy of which is attached hereto as Exhibit B.

                            Exhibit A to Schedule 13G

                    ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES

         The person filing this report is Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York, which is a wholly-owned direct subsidiary of ML&Co. and a broker-dealer registered pursuant to the Securities Exchange Act of 1934.

                            Exhibit B to Schedule 13G


                                Power of Attorney

The undersigned, Merrill Lynch, Pierce, Fenner & Smith Incorporated, ( the "Corporation") a corporation duly organized under the laws of Delaware, with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281does hereby make, constitute and appoint Richard
B. Alsop, Richard D. Kreuder, Andrea Lowenthal, Gregory T. Russo, or any other individual from time to time elected or appointed as secretary or an assistant secretary of the Corporation, acting severally, each of whose address is Merrill Lynch & Co., Inc., World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281, as its true and lawful attorneys-in-fact, for it and in its name, place and stead (i) to execute on behalf of the Corporation and cause to be filed and/or delivered, as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13D or Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f)
(1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder,
(ii) and generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in al respects as if the undersigned could do if personally present. This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

         IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 17th day of November, 1995.



          MERRILL LYNCH, PIERCE, FENNER & SMITH  INCORPORATED

          By:    /s/ David H. Komansky
          Name:  David H. Komansky
          Title: President and Chief Operating Officer